FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Positioning Technologies Inc. (the "Issuer").

Trading Symbol: PKK

Number of Outstanding Listed Securities: 740,742,135

Date: March 31, 2020

Report on Business

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

As China slowly gets back to normal following the COVID-19 country-wide quarantine, the Issuer resumed its 2020 service expansion plan during the period, spearheaded by its Jinxiaoer and Cubeler Lending Hub platforms. The Issuer's ASDS subsidiary, which manages its Cubeler Lending Hub platform, reached an agreement with the municipal government of the city of Jiangyin to use Lending Hub to help distribute low-interest financial aid loans to the city's COVID-19 affected SMEs. ASDS then went on to help the city's government create and launch a new website to facilitate the distribution of the funds. ASDS will look to provide similar services to other municipalities in Jiangsu and neighboring provinces.

Jinxiaoer continues to be the catalyst for the expansion of the Issuer's services to new markets. Two well established loan brokerage companies in Shanghai agreed to convert their operations into Jinxiaoer Service Centres during the period, giving the Issuer a physical presence, and its service offering instant credibility, in a market of over 26 million residents.

The Issuer also reported a noticeable increase in the number of new reps that downloaded the Jinxiaoer application during the period and a proportionate increase in the number of loan requests submitted through the app during the period.

2. Provide a general overview and discussion of the activities of management.

The Issuer's management spent the majority of its time during the period working with its financial advisors on structuring a non-dilutive financial instrument that would allow the Issuer to have the capital it needs to fuel its growth in 2020 and beyond. Meetings and discussions were also held with potential long-term financial partners to help determine the appropriate attributes and characteristics of the financial instrument in question, which had not yet been finalized at the conclusion of the period.

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In the latter part of the period, the Issuer's management turned its attention to the audit process of its 2019 year-end financial statements. Given that the usual onsite audit would not be possible this year due to the prevailing government-imposed closure of non-essential businesses in the province of Quebec, where the Issuer's head offices are located, the Issuer's management spent time with its auditors during the period to plan the audit process and arrange for physical delivery of certain documents that would normally be consulted at the Issuer's premises. The auditor cautioned that navigating through the unusual logistics may lengthen the audit process and that it will keep the Issuer's management informed if the process falls behind the planned schedule.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

The Issuer's ASDS subsidiary agreed to use the Issuer's Cubeler Lending Hub platform to help the municipal government of the city of Jiangyin distribute financial aid to the city's COVID-19 affected SMEs.

Shanghai-based loan brokerage companies Jiu Dong Ltd. and Li Ying Investment Service Company agreed to become Service Centres of the Issuer's Jinxiaoer subsidiary.

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

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8. Describe the acquisition of new customers or loss of customers.

N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable.

N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

N/A

15. Provide details of any loans to or by Related Persons.

N/A

16. Provide details of any changes in directors, officers or committee members.

N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: April 7, 2020

Johnson Joseph
Name of Director or Senior
Officer

/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer	March 2020	YY/MM/D
Peak Positioning Technologies Inc.		2020/04/07

Issuer Address

550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
	(514) 340-2228	(514) 340-7775
Montreal QC H3A 1B9
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
info@peakpositioning.com	www.peakpositioning.com

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